UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Nesco Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64083J104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,699,989 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,699,989 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,699,989 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects (a) 934,334 shares of common stock, $0.0001 par value per share (“Common Stock”) of which Brookfield Credit Opportunities Master Fund, L.P. (“BCOMF”) is the record owner, together with 1,361,480 shares of Common Stock that BCOMF has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner and (b) 152,205 shares of Common Stock of which OC 538 Offshore Fund, L.P. (“OC538”) is the record owner, together with 251,970  shares of Common Stock that OC538 has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2019, together with (a) 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF and  (b) 251,970  shares of Common Stock issuable upon exercise of the warrants held of record by OC538.  As of the date of this filing, Brookfield Asset Management, Inc. is the beneficial owner of an aggregate of 2,374,929 shares of Common Stock, representing 4.7% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, together with 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.
.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,699,989 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,699,989 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,699,989 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects (a) 934,334 shares of Common Stock of which BCOMF is the record owner, together with 1,361,480 shares of Common Stock that BCOMF has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner and (b) 152,205 shares of Common Stock of which OC538 is the record owner, together with 251,970  shares of Common Stock that OC538 has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, together with (a) 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF and  (b) 251,970  shares of Common Stock issuable upon exercise of the warrants held of record by OC538.  As of the date of this filing, Partners Limited is the beneficial owner of an aggregate of 2,374,929 shares of Common Stock, representing 4.7% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, together with 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,699,989 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,699,989 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,699,989 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects (a) 934,334 shares of Common Stock of which BCOMF is the record owner, together with 1,361,480 shares of Common Stock that BCOMF has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner and (b) 152,205 shares of Common Stock of which OC538 is the record owner, together with 251,970  shares of Common Stock that OC538 has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, together with (a) 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF and  (b) 251,970  shares of Common Stock issuable upon exercise of the warrants held of record by OC538.  As of the date of this filing, Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC is the beneficial owner of an aggregate of 2,374,929 shares of Common Stock, representing 4.7% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, together with (a) 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Credit Opportunities Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,295,814 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,295,814 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,295,814 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects 934,334 shares of Common Stock of which BCOMF is the record owner, together with 1,361,480 shares of Common Stock that BCOMF has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, plus 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.  As of the date of this filing, Brookfield Credit Opportunities Fund GP, LLC is the beneficial owner of an aggregate of 2,295,814 shares of Common Stock, representing 4.6% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, together with 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brookfield Credit Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,295,814 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,295,814 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,295,814 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects 934,334 shares of Common Stock of which BCOMF is the record owner, together with 1,361,480 shares of Common Stock that BCOMF has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, plus 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.  As of the date of this filing, Brookfield Credit Opportunities Master Fund, L.P. is the record owner of an aggregate of 2,295,814 shares of Common Stock, representing 4.6% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, together with 1,361,480 shares of Common Stock issuable upon exercise of the warrants held of record by BCOMF.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OC 538 GP, Ltd..

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
404,175 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
404,175 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
404,175 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Reflects 152,205 shares of Common Stock of which OC538 is the record owner, together with 251,970  shares of Common Stock that OC538 has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, plus 251,970  shares of Common Stock issuable upon exercise of the warrants held of record by OC538.  As of the date of this filing, OC 538 GP, Ltd. is the beneficial owner of an aggregate of 79,115 shares of Common Stock, representing 0.2% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019.

CUSIP No. 64083J104	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OC 538 Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
404,175 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
404,175 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
404,175 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects 152,205 shares of Common Stock of which OC538 is the record owner, together with 251,970  shares of Common Stock that OC538 has the right to obtain, within 60 days, upon the conversion of warrants of which it is the record owner.

(2)
Based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019, as reflected in the Form 10Q filed by the Issuer with the SEC on November 12, 2019, plus 251,970  shares of Common Stock issuable upon exercise of the warrants held of record by OC538.  As of the date of this filing, OC 538 Offshore Fund, L.P. is the record owner of an aggregate of 79,115 shares of Common Stock, representing 0.2% of the class based on 49,033,903 shares of Common Stock outstanding as of November 12, 2019.

Item 1(a).	Name of Issuer:

Nesco Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6714 Pointe Inverness Way, Suite 220
Fort Wayne, IN, 46804

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Brookfield Asset Management Inc. (“BAM”);
(ii)	Partners Limited;
(iii)	Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC (“BAMPIC (Credit)”);
(iv)	Brookfield Credit Opportunities Fund GP, LLC (“BCOF GP”);
(v)	Brookfield Credit Opportunities Master Fund, L.P. (“BCOMF”);
(vi)	OC 538 GP, Ltd. (“OC538 GP”); and
(vii)	OC 538 Offshore Fund, L.P. (“OC538”).

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is:

181 Bay Street, Suite 300,
Brookfield Place,
Toronto, Ontario M5J 2T3, Canada

Item 2(c).	Citizenship:

See Item 4 of the attached cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

64083J104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

OC538 and BCOMF are the record owners of the number of shares of Common Stock shown on Item 9 of their respective cover pages.

OC538 GP is the general partner of OC538 and may be deemed to have shared beneficial ownership of the shares of Common Stock of which OC538 is the record owner.  BCOF GP is the general partner of BCOMF and may be deemed to have shared beneficial ownership of the shares of Common Stock of which BCOMF is the record owner.

BAMPIC (Credit) is the investment manager of BCOMF and OC538, and may be deemed to share beneficial ownership of the shares of Common Stock of which BCOMF and OC538 are the record owners, respectively.  BAM, by virtue of its relationship to BAMPIC (Credit), may be deemed to share beneficial ownership of the shares of Common Stock over which BAMPIC (Credit) may share beneficial ownership.  Partners Limited, by virtue of its relationship BAM, may be deemed to share beneficial ownership of the shares of Common Stock of which BAM may share beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
	Name:	Jessica Diab
	Title:	Senior Associate - Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT), LLC

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

By:	Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

OC 538 GP, LTD.

By:	/s/ Robert Paine
	Name:	Robert Paine
	Title:	Director

OC 538 OFFSHORE FUND, L.P.

By:	Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

EXHIBIT A

The undersigned, Brookfield Asset Management Inc., Partners Limited, Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, Brookfield Credit Opportunities Fund GP, LLC, Brookfield Credit Opportunities Master Fund, L.P., OC 538 GP, LTD and OC 538 Offshore Fund, L.P. hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 18, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/Jessica Diab
	Name:	Jessica Diab
	Title:	Senior Associate - Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
	Name:	Brian D. Lawson
	Title:	President

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT), LLC

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

By:	Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President

OC 538 GP, LTD.

By:	/s/ Robert Paine
	Name:	Robert Paine
	Title:	Director

OC 538 OFFSHORE FUND, L.P.

By:	Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager

By:	/s/ Anthony Bavaro
	Name:	Anthony Bavaro
	Title:	Vice President